

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

<u>Via Mail</u>
Joe Eccles
Chief Executive Officer and Chief Financial Officer
AvWorks Aviation Corp.
10778 NW 53rd Street, Suite E
Sunrise, FL 33356

      Re: AvWorks Aviation Corp.
             Form 8-K
             Filed January 21, 2014
             File No. 000-51159

Dear Mr. Eccles:

      We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing as indicated below. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and/or the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K Filed January 21, 2014</u>

1. We note your disclosure in paragraph (a) indicating that you were not one of the clients for which Harris F. Rattray, CPA was sanctioned. We note that AvWorks Aviation Corp. is specifically mentioned in the settled disciplinary order of Public Company Accounting Oversight Board revoking the registration of Harris F. Rattray, CPA. Please file an amendment to your Form 8-K to remove this language accordingly.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Stephen Kim at 202-551-3291. You may also contact me at 202-551-3380

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief